

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2018

Leslie Ball
Chief Executive Officer and Director
GSRX INDUSTRIES INC.
Building No. 3, P.E. 606, int. Jose Efron Ave.
Dorado, Puerto Rico 00646

> **Re: GSRX INDUSTRIES INC.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed April 17, 2018**
> **File No. 333-141929**

Dear Ms. Ball:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Tom Ginerich